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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-69113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM / DD / YY) AND ENDING 09/30/17 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpac Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, Floor 39
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn (212) 751-4422
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name)*

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GK

AFFIRMATION

I, Mark van der Griend, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpac Capital Markets LLC, as of September 30, 2017, are true and correct. I further affirm that neither the company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

MARYANNE DECARO
Notary Public, State of New York
Qualified in Westchester County
No. 01DE6240008
My Commission Expires 4/25/2019

Notary Public

Signature

Chief Executive Officer, Westpac Capital Markets, LLC

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westpac Capital Markets LLC
Contents
September 30, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of Westpac Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Westpac Capital Markets LLC as of September 30, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 21, 2017

Westpac Capital Markets LLC
Statement of Financial Condition
September 30, 2017

	$
Assets	
Cash	29,934,720
Fail to deliver	196,588
Fees receivable	878,034
Due from affiliates	126,425
Deferred tax asset	156,329
Prepaid expenses	8,026
Total Assets	31,300,122
Liabilities and Member's Equity	
Liabilities	
Payable to customers	196,588
Discretionary bonus payable	248,000
Due to others	107,822
Income taxes payable	65,639
Total Liabilities	618,049
Commitments and Contingencies (Notes 6)	
Member's Equity	30,682,073
Total Liabilities and Member's Equity	31,300,122

The accompanying notes are an integral part of this Statement of Financial Condition

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company is a chaperoning broker-dealer primarily involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation and its subsidiaries ("The Parent Bank"), as permitted by Securities and Exchange Commission ("SEC") Rule 15a-6. Effective April 1 2017, the Company expanded its operations to include acting as an underwriter or selling group participant.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holding Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.. Actual results could differ from those estimates.

Cash

The Company considers demand deposits accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U.S. tax purposes within the Parent's Federal tax return and considered a division within the Parent's tax return filing. For New York State and New York City purposes, the Company has agreed to file on a combined basis with the Branch's Franchise Tax Return. Pursuant to tax sharing agreements, the Company settles taxes payable/receivable with the tax authorities on behalf of the Parent for its Federal tax return and on behalf of the Branch for its New York State and New York City tax return. To the extent the Company's income taxes are in excess of amounts due to tax authorities, the Company pays the excess amounts to the Parent or the Branch.

The Company's income taxes are calculated based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company's allocated share of income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Related Party Transactions

The Company had a net receivable from the Branch, an affiliate, which amounted to $41,285 on the statement of financial condition as at September 30, 2017. The Company recognized a receivable of $177,459 which resulted from a cost-plus contractual agreement with the Branch. This receivable is offset by a payable to the Branch of $136,174 under an Expense Sharing Agreement ("the ESA").

The Company had a net receivable from the Parent Bank, an affiliate, which amounted to $85,140 on the statement of financial condition as at September 30, 2017. The Company recognized a receivable of $79,188 resulting from the selling/distribution of securities and a receivable of $5,952 resulting from underwriting fees collected by the Parent Bank, yet to be remitted to the Company.

Under a service agreement with Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all securities transactions on behalf of the Company. Through the agreement, the Company fulfills its requirements under Rule 15a-6(a)(3) to issue required confirmation statements to U.S. investors and maintain appropriate books and records with respect to transactions entered into by the Company under the Agreement.

A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of its Parent Bank, failures to receive or failures to deliver are reported on the Company's balance sheet as a receivable or payable from the third party customer with an offsetting payable to or receivable from the Parent Bank. At September 30, 2017, the Company reported a fail to deliver receivable from the Parent Bank of $196,588 and a corresponding payable to customers of $196,588.

On March 14, 2017 the Parent made an additional capital contribution of $28,428,000 to the Company. This was to support the anticipated regulatory net capital requirements arising from the expanded operations of the Company to include acting as an underwriter or selling group participant. On March 27, 2017 the Company approved a capital distribution of $350,000 in favor of the Parent.

4. Stock Based Compensation

The Restricted Share Plan (RSP) provides the Company with an instrument for attracting and rewarding key employees. Under the RSP, shares in the Parent Bank, Westpac Banking Corporation have been allocated to eligible employees with vesting subject to remaining employed with the Company for a period determined by the Board of the Branch. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. The vesting period of these awards range from one to three years.

The Company separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. For each tranche, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche. Compensation expense for shares under the RSP is measured based on the number of shares granted multiplied by the stock price at the grant. The Company is allocated a percentage of compensation expense for each eligible employee based upon its expense sharing agreement between the Company and the Branch. The Company has also realized tax benefits on excess tax deductions from the increase in the intrinsic value of awards during the period for which the employees were providing services to the Company.

5. Income Taxes

The components that make up the deferred tax asset are as follows:

Deferred Tax Assets		
Bonus expenses not deductible for tax purpose		120,015
Deferred compensation		36,314
Gross deferred tax assets	$	156,329

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2017, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

There are no tax years currently under examination at a federal, state or local jurisdiction. Tax returns for fiscal years ended 2014, 2015, and 2016 can be subject to tax exams for federal, state and local jurisdictions.

The Company has no unrecognized tax benefits at September 30, 2017. In addition, the Company has concluded that it does not have any material uncertain tax positions.

6. Commitments and Contingencies

The Company leases office space under the ESA with the Branch. Rent and occupancy expense is allocated to the Company. There are no quantifiable future minimum commitments under this lease. The Company will continue to be allocated expenses based on future ESA's.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

7. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and uses the Alternative Net Capital Method as permitted by the rule equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. At September 30, 2017, the Company had net capital of $29,513,259, which was $29,263,259 in excess of its minimum requirement of $250,000.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through November 21, 2017, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.